UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2020

INPHI CORPORATION

(Exact name of registrant as specified in its charter)

001-34942
(Commission File Number)

Delaware	77-0557980
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation)

110 Rio Robles, San Jose, California 95134

(Address of principal executive offices, with zip code)

(408) 217-7300
(Registrant’s telephone number, including area code)

2953 Bunker Hill Lane, Suite 300
Santa Clara, California 95054

 (Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	IPHI	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02     Results of Operations and Financial Condition.

On October 29, 2020, Inphi Corporation (“Inphi”) issued a press release reporting its financial results for its third quarter ended September 30, 2020. The full text of the press release is furnished herewith as Exhibit 99.1.

The information in this Item 2.02 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information in this Item 2.02 shall not be incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01     Other Events.

On October 29, 2020, Inphi issued a joint press release with Marvell Technology Group Ltd. (“Marvell”) announcing its entry into an Agreement and Plan of Merger and Reorganization, entered into on October 29, 2020, by and among Inphi, Marvell, Maui HoldCo, Inc., Maui Acquisition Company Ltd. and Indigo Acquisition Corp., pursuant to which, subject to the terms and conditions of such merger agreement, Marvell will acquire Inphi in a cash and stock transaction.

A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed transaction between Marvell (“Marvell”) and Inphi (“Inphi”), Marvell and Inphi will file relevant materials with the Securities and Exchange Commission (the “SEC”) and will cause the newly formed company which will become the holding company of Marvell and Inphi following the transaction (“HoldCo”) to file a registration statement on Form S-4 that will include a joint proxy statement of Marvell and Inphi that also constitutes a prospectus of HoldCo referred to as a joint proxy statement/prospectus. A definitive joint proxy statement/prospectus will be mailed to shareholders of Marvell and stockholders of Inphi. INVESTORS AND SECURITY HOLDERS OF Marvell and Inphi ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Marvell or Inphi through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Marvell will be available free of charge on Marvell’s website at www.marvell.com or by contacting Marvell’s Investor Relations Department at ir@Marvell.com. Copies of the documents filed with the SEC by Inphi will be available free of charge on Inphi’s website at www.inphi.com or by contacting Inphi’s Investor Relations Department at (408) 217-7300.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

Marvell, Inphi, their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Marvell is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 23, 2020, and its proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on May 28, 2020. Information about the directors and executive officers of Inphi is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 2, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 21, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Marvell, Inphi, and the proposed acquisition of Inphi by Marvell. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Inphi, Marvell or the combined company. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions; the anticipated timing of closing of the acquisition; and the methods Marvell will use to finance the cash portion of the transaction. In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory and stockholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against Marvell, Inphi or the combined company; the impact of the COVID-19 pandemic on Marvell and Inphi or on any of their customers or suppliers; the failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of Marvell and Inphi, and on Marvell’ and Inphi’s operating results; risks relating to the value of the HoldCo shares to be issued in the transaction; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to Marvell and Inphi can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov.

Neither Marvell nor Inphi intends to update the forward-looking statements contained in this document as the result of new information or future events or developments, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release dated October 29, 2020.
99.2	Joint Press Release dated October 29, 2020.
104	Cover Page Interactive Data File (formatted as Inline XBRL).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	I	INPHI CORPORATION

Date: October 29, 2020		By:	/s/ John Edmunds
John Edmunds
Chief Financial Officer and Chief Accounting Officer